Exhibit 99.1a1

January 7, 2005

Dear Shareholders:

On behalf of the Board of Directors of Total Logistics, Inc. (the “Company”), I am pleased to inform you that on January 4, 2005 the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with SUPERVALU INC. (“Parent”) and Titan Acquisition Corp., a direct, wholly-owned subsidiary of Parent (“Offeror”), pursuant to which Offeror has today commenced a tender offer to purchase all of the outstanding Shares (the “Shares”) of the common stock of the Company at $28.50 per Share in cash without interest (the “Offer”).

Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Offeror will be merged into the Company (the “Merger”), and all Shares not purchased pursuant to the Offer will be converted into the right to receive $28.50 per Share in cash without interest (except any Shares as to which the holder has properly exercised dissenters’ rights).

Your Board of Directors has unanimously approved the Offer, the Merger and the Merger Agreement and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company’s shareholders, and recommends that the Company’s shareholders accept the Offer and tender all of their Shares.

In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being filed with the Securities and Exchange Commission, including, among other things, the written opinion, dated January 4, 2005, of William Blair & Company, the Company’s financial advisor, that, as of such date, and based upon and subject to the assumptions, limitations and qualifications described in the opinion, the $28.50 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such holders.

In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase, dated January 7, 2005, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

Sincerely,

William T. Donovan

President and Chief Executive Officer